UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Algorhythm Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

829322304

(CUSIP Number)

Milton C, Ault, III

HYPERSCALE DATA, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1	NAME OF REPORTING PERSONS Hyperscale Data, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,667,092 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,667,092 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Common Stock held by Ault Lending, LLC.

2

1	NAME OF REPORTING PERSONS Ault Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,667,092
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,667,092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,667,092 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,667,092 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held by Ault Lending, LLC.

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1	NAME OF REPORTING PERSONS Kenneth S. Cragun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,535(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,535(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,535(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 18,868 shares of Common Stock and (ii) 667 shares of Common Stock underlying certain stock options which are currently exercisable.

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1	NAME OF REPORTING PERSONS Henry C. W. Nisser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 667(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 667 shares of Common Stock underlying certain stock options which are currently exercisable.

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1	NAME OF REPORTING PERSONS James M. Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,535(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,535(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,535(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 18,868 shares of Common Stock and (ii) 667 shares of Common Stock underlying certain stock options which are currently exercisable.

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This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Schedule 13D filed by the undersigned on June 13, 2022 as amended on June 16, 2022, June 24, 2022, July 11, 2022, July 29, 2022, September 21, 2022, November 29, 2023 and December 26, 2023 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 8, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Algorhythm Holdings, Inc. (formerly, The Singing Machine Company, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6301 NW 5th Way, Suite 2900, Fort Lauderdale, FL 33309.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i)	Hyperscale Data, Inc. (formerly, Ault Alliance, Inc.), a Delaware corporation (“Hyperscale Data”), with respect to the Shares beneficially owned by it through its subsidiary Ault Lending, LLC;

(ii)	Ault Lending, LLC, a California limited liability company (“Ault Lending”), with respect to the Shares directly and beneficially owned by it;

(iii)	Milton C. Ault, III, Founder and Executive Chairman of Hyperscale Data and the former Executive Chairman of the Issuer;

(iv)	Kenneth S. Cragun, Chief Financial Officer of Hyperscale Data and a former member of the Board of Directors of the Issuer;

(v)	Henry C. W. Nisser, President and General Counsel of Hyperscale Data and a former member of the Board of Directors of the Issuer; and

(vi)	James M. Turner, Deputy General Counsel and Vice President of Legal Affairs of Hyperscale Data and a former member of the Board of Directors of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Hyperscale Data. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Lending. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

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(b)                The principal business address of Hyperscale Data is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Ault Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626. The principal business address of Mr. Ault and Mr. Cragun is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser and Mr. Turner is c/o Hyperscale Data, Inc. 422 E. 42nd Street, 50th Floor, Suite 5000, New York, NY 10168. The principal business address of the persons listed in Schedules A and B is set forth therein.

(c)                 Hyperscale Data is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Hyperscale Data owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including defense/aerospace, industrial, automotive, telecommunications, medical/biopharma, and textiles. The principal business of Ault Lending is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale Data. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of Hyperscale Data. The principal occupation of Mr. Nisser is serving as the President and General Counsel of Hyperscale Data. The principal occupation of Mr. Turner is serving as the Deputy General Counsel and Vice President of Legal Affairs of Hyperscale Data. The principal occupation of the persons listed in Schedules A and B is set forth therein.

(d)                No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  Mr. Ault, Mr. Cragun and Mr. Turner are citizens of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Schedules A and B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by Ault Lending were purchased with working capital in open market purchases. The Shares transacted by Ault Lending as reported on this Amendment No. 8 decreased Ault Lending’s aggregate expenditures by $90,547.95. Consequently, as of the date of this Amendment No. 8, Ault Lending has expended an aggregate of $9,553,925.75 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 9,736,850 Shares outstanding, which is the total number of Shares outstanding as of August 16, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024.

A.	Hyperscale Data

(a)	As of the date hereof, Hyperscale Data may be deemed to beneficially own 1,667,092 Shares, consisting of Shares held by Ault Lending. Hyperscale Data may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of its relationship with such entity described in Item 2.

Percentage: 17.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,667,092
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,667,092

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(c)	Hyperscale Data has not entered into any transactions in the Shares during the past sixty days.

B.	Ault Lending

(a)	As of the date hereof, Ault Lending beneficially owns 1,667,092 Shares held directly by it.

Percentage: 17.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,667,092
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,667,092

(c)	Other than as previously disclosed on the Schedule 13D and the transactions set forth in Schedule C attached hereto, which are both incorporated by reference, Ault Lending has not entered into any transactions in the Shares during the past sixty days. All of such transactions were effected in the open market.

C.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 1,667,092 Shares, consisting of Shares held by Ault Lending. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of his relationship with such entity described in Item 2.

Percentage: 17.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,667,092
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,667,092

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun beneficially owned 19,535 Shares, which represents (i) 18,868 shares of Common Stock held directly by him and (ii) 667 shares of Common Stock underlying certain stock options which are currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 19,535
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,535
4. Shared power to dispose or direct the disposition: 0

(c)	Other than 18,868 shares of Common Stock that were awarded to Mr. Cragun on August 8, 2024 pursuant to the Issuer’s annual director compensation plan, Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	Henry C. W. Nisser

(a)	As of the date hereof, Mr. Nisser beneficially owned 667 Shares, which are issuable upon the exercise of stock options that are currently exercisable.

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Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 667
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 667
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

F.	James M. Turner

(a)	As of the date hereof, Mr. Turner beneficially owned 19,535 Shares, which represents (i) 18,868 shares of Common Stock held directly by him and (ii) 667 shares of Common Stock underlying certain stock options which are currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 19,535
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,535
4. Shared power to dispose or direct the disposition: 0

(c)	Other than 18,868 shares of Common Stock that were awarded to Mr. Turner on August 8, 2024 pursuant to the Issuer’s annual director compensation plan, Mr. Turner has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:        September 20, 2024

HYPERSCALE DATA, INC.
/s/ MILTON C. AULT, III
MILTON C. AULT, III	By:	/s/ MILTON C. AULT, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LENDING, LLC
/s/ KENNETH S. CRAGUN
KENNETH S. CRAGUN	By:	/s/ DAVID J. KATZOFF
		Name:	David J. Katzoff
		Title:	Manager

/s/ HENRY C.W. NISSER
Henry C. W. Nisser

/s/ JAMES M. TURNER
JAMES M. TURNER

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SCHEDULE A

Officers and Directors of Hyperscale Data, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Hyperscale Data, Inc.	c/o Hyperscale Data, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Hyperscale Data, Inc.	c/o Hyperscale Data, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Hyperscale Data, Inc.	c/o Hyperscale Data, Inc. 422 E. 42nd Street, 50th Floor, Suite 5000, New York, NY 10168	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of Hyperscale Data, Inc.	c/o Hyperscale Data, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	Independent Executive Consultant	c/o Hyperscale Data, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Hyperscale Data, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Hyperscale Data, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

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SCHEDULE B

Officers and Directors of Ault Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Ault Lending, LLC	c/o Ault Lending, LLC, 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA
William B. Horne Chief Executive Officer	Chief Executive Officer of Hyperscale Data, Inc.	c/o Hyperscale Data, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

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SCHEDULE C

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Sale of Common Stock	(6,164)	0.7530	09/09/2024
Sale of Common Stock	(26,836)	0.6857	09/10/2024
Sale of Common Stock	(200)	0.6498	09/11/2024
Sale of Common Stock	(500)	0.6198	09/12/2024
Sale of Common Stock	(25,300)	0.6195	09/16/2024
Sale of Common Stock	(34,201)	0.6551	09/17/2024
Sale of Common Stock	(16,465)	0.6061	09/18/2024
Sale of Common Stock	(31,242)	0.6083	09/19/2024

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